NFT Limited

Office Q 11th Floor, Kings Wing Plaza 2,

No.1 Kwan Street, Sha Tin, New Territories

Hong Kong

July 14, 2025

VIA EDGAR

Irene Paik

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Crypto Assets

100 F Street, N.E.

Washington, DC 20549

Re:	NFT Limited
Amendment No. 2 to Registration Statement on Form F-3 Filed on June 30, 2025 File No. 333-284912

Dear Ms. Paik:

NFT Limited (the “Company”, “NFT,” “we”, “us” or “our”) hereby transmits its response to the letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated July 2, 2025 regarding our Amendment No.2 to registration statement on Form F-3 previously submitted on June 30, 2025 (the “Form F-3”). For ease of reference, we have repeated the Commission’s comments in this response and numbered them accordingly. A new amendment to the Company’s Amendment No.2 to registration statement on Form F-3 (the “Amendment”) is being filed to accompany this letter.

Amendment No. 2 to Registration Statement on Form F-3

Cover Page

1.	We note your disclosure on the cover page that the Trial Measures impose certain filing requirements for direct and indirect overseas listings and offerings. Please disclose how, if at all, the Trial Measures apply to you and any offerings of your securities. In addition, please disclose how you reached this conclusion regarding the Trial Measures, including whether you are relying on the advice of counsel. If you relied on the advice of counsel, you should identify counsel and file the consent of counsel as an exhibit to your registration statement. If you did not rely on the consent of counsel, you should explain how you reached your conclusion regarding whether the Trial Measures apply to you. Finally, please discuss the consequences of noncompliance with the Trial Measures, including potential fines and other impacts.

Response: In response to the Staff’s comment, we have revised our disclosure accordingly on the cover page, page 2, and page 13 of the Amendment. We have also filed a consent of counsel as Exhibit 23.3 to the Amendment.

2.	We note your disclosure on the cover page of how cash is transferred through your organization. Please revise to disclose that there is no assurance that the PRC government will not intervene or impose restrictions on your ability to transfer cash into or out of Hong Kong, and include a cross-reference to the consolidated financial statements. In addition, in your prospectus summary, please describe your written cash management policies and procedures that dictate how funds are transferred (e.g., a policy that addresses how a company handles any limitations on cash transfers due to PRC law).

Response: In response to the Staff’s comment, we have revised our disclosure accordingly on the cover page and page 2 of the Amendment.

Risk Factors

Risks Related to Doing Business in Hong Kong, page 10

3.	Please revise to remove the introductory paragraph to this section.

Response: In response to the Staff’s comment, we have removed the introductory paragraph to this section accordingly.

Enforceability of Civil Liabilities, page 43

4.	We note your revised disclosure in response to prior comment 5. Please disclose here and throughout whether your discussion of enforcement of civil liabilities in China is based on the opinion of counsel. If so, please identify counsel and file its consent as Exhibit 23.3 to the registration statement.

Response: In response to the Staff’s comment, we have revised our disclosure accordingly on page 11 and page 43 of the Amendment and filed a consent of counsel as Exhibit 23.3 to the Amendment.

Signatures, page II-4

5.	Please have Kuangtao Wang sign the registration statement on Form F-3.

Response: In response to the Staff’s comment, Kuangtao Wang has signed the registration statement on Form F-3.

Exhibits

6.	We note that the legal opinion filed as Exhibit 5.1 addresses the offering of up to US$500,000,000 in the aggregate of Class A ordinary shares. Please have the legal opinion revised to address the securities being offered under this registration statement, which appears to include Class A ordinary shares, debt securities, warrants, units and rights.

Response: In response to the Staff’s comment, the legal opinion has been revised by our Cayman Islands counsel accordingly. We have filed the revised legal opinion as Exhibit 5.1 to the Amendment.

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Joan Wu at jwu@htflawyers.com or by telephone at 212-530-2208.

[Signature page follows]

Very truly yours,

/s/ Kuangtao Wang
Kuangtao Wang Chief Executive Officer

cc:	Hunter Taubman Fischer & Li LLC

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